November 30, 2010

Howard Halleck
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:       AFL-CIO Housing Investment Trust
File No.:811-3493, 333-59762 and 2-78066

Dear Mr. Halleck:

This letter is in response to your comments made concerning the Preliminary Proxy Statement of the AFL-CIO Housing Investment Trust (herein, “Registrant” or the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2010.  Each of your comments is listed below, followed by the Trust’s response.

1.	Comment: The tables containing information on other directorships held by Trustees should note that this information relates to the past five-year period.

Response:  The Trust will comply with this comment in the final proxy statement.

2.	Comment: The disclosure regarding the Nominating Committee should include information about whether and, if so, how the committee considers diversity.

Response:  The Trust will comply with this comment in the final proxy statement.

3.	Comment: The discussion related to Proposal IV should include a fuller explanation of the New Markets Tax Credit Program, including information about how liquidity and valuation issues are addressed.

Response:  The Trust will comply with this comment in the final proxy statement.

4.
Comment:  The discussion related to the Proposal IV should include fuller information about the conclusions that the Board reached in considering factors leading to its recommendation to vote for the proposal.

Response:  The Trust will comply with this comment in the final proxy statement.

Further, in connection with the staff’s review of its Preliminary Proxy Statement, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:

1

(a)           The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2551.

Very truly yours,

/s/ Saul A. Schapiro
Saul A. Schapiro

cc:        John J. Sweeney (Chair, Board of Trustees)

Martin E. Lybecker (Perkins Coie LLP)